2/17

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04035586

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-5 **FISCAL YEAR:** ____

(03/94)

051244 835

04 FEB 17 AM 7:21

IFC

INTERNATIONAL FINANCE CORPORATION

Condensed Quarterly Financial Statements
December 31, 2003
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

FINANCIAL STATEMENTS

December 31, 2003 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

BALANCE SHEET

as of December 31, 2003 (unaudited) and June 30, 2003

(US$ millions)

	December 31	June 30
Assets		
Due from banks	$ 62	$ 93
Time deposits	1,748	2,293
Trading securities	10,394	10,572
Securities purchased under resale agreements	4,877	4,046
Loans and equity investments disbursed and outstanding – Note B		
Loans	9,554	9,242
Equity investments	2,643	2,760
Total loans and equity investments	12,197	12,002
Less: Reserve against losses on loans and equity investments	(2,417)	(2,625)
Net loans and equity investments	9,780	9,377
Derivative assets	982	1,734
Receivables and other assets	2,280	3,428
Total assets	**$ 30,123**	**$ 31,543**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,613	$ 3,053
Borrowings withdrawn and outstanding		
From market sources	15,922	17,181
From International Bank for Reconstruction and Development	116	134
Total borrowings	16,038	17,315
Derivative liabilities	1,174	1,264
Payables and other liabilities	1,103	3,122
Total liabilities	22,928	24,754
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,362	2,362
Less: Portion not yet paid	(1)	(2)
Total capital stock	2,361	2,360
Accumulated other comprehensive income	3	4
Retained earnings	4,831	4,425
Total capital	7,195	6,789
Total liabilities and capital	**$ 30,123**	**$ 31,543**

INTERNATIONAL FINANCE CORPORATION

INCOME STATEMENT

for the three and six months ended December 31, 2003 (unaudited) and December 31, 2002 (unaudited)

(US$ millions)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
Interest income				
Interest and financial fees from loans	$ 126	$ 108	$ 244	$ 232
Interest from time deposits and securities	61	88	119	177
Total interest income	187	196	363	409
Interest expense				
Charges on borrowings	34	64	71	136
Total interest expense	34	64	71	136
Net interest income	**153**	**132**	**292**	**273**
Net (losses) gains on trading activities	(46)	(9)	(53)	114
Income from equity investments				
Capital gains on equity sales	83	17	115	30
Dividends and profit participations	45	28	88	56
Total income from equity investments	**128**	**45**	**203**	**86**
(Release of) provision for losses on loans, equity investments and guarantees – Note B	(30)	(44)	(127)	104
Net income from loans, equity investments and trading activities	**265**	**212**	**569**	**369**
Noninterest income				
Service fees	5	7	11	18
Translation adjustments, net	6	7	12	4
Other income	9	7	14	15
Total noninterest income	**20**	**21**	**37**	**37**
Noninterest expense				
Administrative expenses – Note F	94	77	185	165
Pension and other postretirement benefit plan expense	5	6	10	11
Contributions to special programs	3	7	22	17
Other expenses	1	-	2	-
Total noninterest expense	**103**	**90**	**219**	**193**
Operating income	**182**	**143**	**387**	**213**
Net gains on other financial instruments – Note D	20	64	19	30
Net income	**$ 202**	**$ 207**	**$ 406**	**$ 243**

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three and six months ended December 31, 2003 (unaudited) and December 31, 2002 (unaudited)

(US$ millions)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
Net income	$ 202	$ 207	$ 406	$ 243
Other comprehensive income				
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000			(1)	
Total comprehensive income	$ 202	$ 207	$ 405	$ 243

STATEMENT OF CHANGES IN CAPITAL

for the six months ended December 31, 2003 (unaudited) and December 31, 2002 (unaudited)

(US$ millions)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Total capital
At June 30, 2003	$ 4,425	$ 4	$ 2,360	$ 6,789
Six months ended December 31, 2003				
Net income	406			406
Other comprehensive income (loss)		(1)		(1)
Payments received for capital stock subscribed			1	1
At December 31, 2003	$ 4,831	$ 3	$ 2,361	$ 7,195
At June 30, 2002	$ 3,938	$ 6	$ 2,360	$ 6,304
Six months ended December 31, 2002				
Net income	243			243
At December 31, 2002	$ 4,181	$ 6	$ 2,360	$ 6,547

STATEMENT OF CASH FLOWS

for the six months December 31, 2003 (unaudited) and December 31, 2002 (unaudited)

(US$ millions)

	2003	2002
Cash flows from loans and equity investment activities		
Loan disbursements	$ (1,208)	$ (1,138)
Equity disbursements	(163)	(171)
Loan repayments	930	711
Equity redemptions	1	1
Portfolio sales of loans	58	5
Sales of equity investments	328	158
Net cash used in investing activities	(54)	(434)
Cash flows from financing activities		
Drawdown of borrowings	1,437	1,679
Repayment of borrowings	(2,384)	(2,158)
Capital subscriptions	1	-
Net cash used in financing activities	(946)	(479)
Cash flows from operating activities		
Net income	406	243
Adjustments to reconcile net income to net cash provided by operating activities:		
Capital gains on equity sales	(115)	(30)
Provision for losses on loans, equity investments and guarantees	(127)	104
Translation adjustments, net	(12)	(4)
Net gains on other financial instruments	(19)	(30)
Change in accrued income on loans, time deposits and securities	(69)	(172)
Change in payables and other liabilities	(1,452)	(56)
Change in receivables and other assets	1,323	(886)
Net cash used in operating activities	(65)	(831)
Change in cash and cash equivalents	(1,065)	(1,744)
Effect of exchange rate changes on cash and cash equivalents	311	92
Net change in cash and cash equivalents	(754)	(1,652)
Beginning cash and cash equivalents	12,958	16,362
Ending cash and cash equivalents	$ 12,204	$ 14,710
Composition of cash and cash equivalents		
Due from banks	$ 62	$ 119
Time deposits	1,748	4,254
Securities held in trading portfolio	10,394	10,337
Total cash and cash equivalents	$ 12,204	$ 14,710
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ 98	$ 47
Borrowings	(801)	(156)

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP).

Financial statements presentation - Certain amounts in the prior year have been reclassified to conform to the current year's presentation.

The financial statements are presented in a manner consistent with the Corporation's audited financial statements as of and for the year ended June 30, 2003 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Balance Sheet as of June 30, 2003, included for comparative purposes only, is derived from those audited financial statements. For further information, refer to the financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2003.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2003.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2003 and June 30, 2003. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Originated loans - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in other unrealized gains and losses on financial instruments in net income. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Equity investments - The Corporation invests in equities for current income, capital appreciation, developmental impact or all three; the Corporation does not take operational, controlling or strategic equity positions within its investee companies. The Corporation may have loans and equity investments outstanding to the same investee company at any given time. Equity investments are recorded as assets when disbursed, and are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

NOTES TO FINANCIAL STATEMENTS

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans and equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities in the income statement. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

NOTES TO FINANCIAL STATEMENTS

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in other unrealized gains and losses on financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandizing purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of these embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains and losses on financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

Accounting and financial reporting developments - On January 17, 2003, FASB issued FASB Interpretation No.46 Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46). During December, 2003, FASB replaced FIN 46 with FASB Interpretation No.46 Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R). FIN 46 and FIN 46R define certain "variable interest entities" (VIEs) and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Enterprises are required to apply the provisions of either FIN 46 or FIN 46R to financial statements issued for periods ending after December 15, 2003. Enterprises are required to apply the full provisions of FIN 46R to financial statements issued for periods ending after March 15, 2004. IFC analyzed various investments under the provisions of FIN 46 as of December 31, 2003, and as a result, did not identify any material variable interests in VIEs as of that date. The Corporation is currently in the process of evaluating the impact of the application of the provisions of FIN 46R to all IFC investments, including those previously analyzed under FIN 46.

NOTES TO FINANCIAL STATEMENTS

NOTE B – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

Loans on which the accrual of interest has been discontinued amounted to $1,575 million at December 31, 2003 ($1,543 million - June 30, 2003). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2003 totaled $30 million ($38 million - three months ended December 31, 2002) and $57 million during the six months ended December 31, 2003 ($51 million - six months ended December 31, 2002). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2003 was $14 million ($12 million - three months ended December 31, 2002) and $23 million during the six months ended December 31, 2002 ($17 million - six months ended December 31, 2002).

Changes in the reserve against losses for the six months ended December 31, 2003 and the year ended June 30, 2003 are summarized below (US$ millions):

	December 31, 2003	June 30, 2003
Beginning balance	$ 2,625	$ 2,771
(Release) of provisions for losses on loan and equity investments	(124)	97
Other adjustments	(84)	(243)
Ending balance	$ 2,417	$ 2,625

Release of provision for losses on loans, equity investments and guarantees in the income statement for the three months ended December 31, 2003 includes $1 million release in respect of guarantees ($8 million release to income – three months ended December 31, 2002) and $3 million release to income for the six months ended December 31, 2003 ($3 million release to income – six months ended December 31, 2002). At December 31, 2003 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $27 million ($30 million - June 30, 2003).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

NOTE C – GUARANTEES

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as a failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees of $277 million that were outstanding at December, 2003 ($314 million – June 30, 2003), were not included in loans on the Corporation's Balance Sheet. The outstanding amount represents maximum potential amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

NOTE D – NET GAINS ON OTHER FINANCIAL INSTRUMENTS

Net gains on other financial instruments for the three and six months ended December 31, 2003 and 2002 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	2003	2002
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	34	56	55	38
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(14)	9	(36)	(6)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	-	(1)	(1)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	-	-	1	-
Total net gains on other financial instruments	$ 20	$ 64	$ 19	$ 30

NOTE E – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment primarily consists of lending and equity investment activities and associated derivative activities. The treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of

NOTES TO FINANCIAL STATEMENTS

significant accounting and related policies."

An analysis of the Corporation's major components of income and expense by business segment for the three and six months ended December 31, 2003 and 2002 is given below (US$ millions):

	Three months ended December 31,					
	2003			2002		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 126	$ 61	$ 187	$ 108	$ 88	$ 196
Charges on borrowings	(7)	(27)	(34)	(20)	(44)	(64)
Net gains and losses on trading activities	-	(46)	(46)	-	(9)	(9)
Income from equity investments	128	-	128	45	-	45
Release of provision for losses	30	-	30	44	-	44
Service fees	5	-	5	7	-	7
Administrative expenses	(93)	(1)	(94)	(76)	(1)	(77)
Other noninterest income and expense	6	-	6	1	-	1
Operating income (loss)	**195**	**(13)**	**182**	**109**	**34**	**143**
Unrealized gains and losses on financial instruments	8	12	20	(4)	68	64
Net income (loss)	**$ 203**	**$ (1)**	**$ 202**	**$ 105**	**$ 102**	**$ 207**

	Six months ended December 31,					
	2003			2002		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 244	$ 119	$ 363	$ 232	$ 177	$ 409
Charges on borrowings	(23)	(48)	(71)	(47)	(89)	(136)
Net gains and losses on trading activities	-	(53)	(53)	-	114	114
Income from equity investments	203	-	203	86	-	86
Release of (provision for) losses	127	-	127	(104)	-	(104)
Service fees	11	-	11	18	-	18
Administrative expenses	(182)	(3)	(185)	(162)	(3)	(165)
Other noninterest income and expense	(8)	-	8	(9)	-	(9)
Operating income (loss)	**372**	**15**	**387**	**14**	**199**	**213**
Unrealized gains and losses on financial instruments	20	(1)	19	(22)	52	30
Net income (loss)	**$ 392**	**$ 14**	**$ 406**	**$ (8)**	**$ 251**	**$ 243**

NOTE F – REORGANIZATION COSTS

On March 8, 2002 the Corporation adopted a Strategic Directions Paper articulating its strategic priorities, being: frontier markets; high impact sectors; and support for small to medium sized enterprises. To achieve these strategic priorities, in late March, the Corporation began a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter-cyclical support in countries affected by volatility in capital flows. Details and particulars of the reorganization plan were finalized and announced during the quarter ended June 30, 2002. The plan involves staff reductions, field office closings and reorganizations, and a headquarters reorganization which the Corporation estimates will commence and substantially conclude during the year ending June 30, 2003.

The Corporation accrued $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. The accrual primarily represented costs associated with termination benefits (including outplacement consulting, job search assistance, training, medical insurance plan contributions, severance payments and related tax allowances) for 115 staff identified for separation as of June 30, 2002. An additional amount, less than $1 million, was associated with various field office closures and reorganizations. Actual expenses paid during the year ended June 30, 2003 and June 30, 2002 totaled $11 million. $1 million of the original accrual is expected to be paid in the year ending June 30, 2004. As a result, the original accrual has been revised downwards by $1 million. Actual expenses incurred during the six months ended December 31, 2003, charged to the accrual, were $1 million.

NOTE G – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

International Finance Corporation

Reporting To SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
For the Quarter Ending		**Dec 31, 2003**			
New Market Borrowings					
04_78XXXXX	HKD	185,000,000.00	23,850,041.25	5.28	21-Nov-03
Total for Currency	**HKD**	**185,000,000.00**	**23,850,041.25**		
04_56XXXXX	JPY	1,300,000,000.00	11,644,050.34	3.00	01-Oct-03
04_59XXXXX	JPY	1,700,000,000.00	15,289,832.26	4.50	06-Oct-03
04_60XXXXX	JPY	2,500,000,000.00	22,627,506.00	4.55	07-Oct-03
04_62XXXXX	JPY	1,000,000,000.00	9,229,775.25	5.00	14-Oct-03
04_63XXXXX	JPY	1,500,000,000.00	13,663,691.02	3.50	10-Oct-03
04_64XXXXX	JPY	1,000,000,000.00	9,229,775.25	3.00	14-Oct-03
04_65XXXXX	JPY	1,100,000,000.00	9,985,022.47	4.26	16-Oct-03
04_66XXXXX	JPY	1,000,000,000.00	9,229,775.25	3.60	14-Oct-03
04_67XXXXX	JPY	1,500,000,000.00	13,844,662.88	4.45	14-Oct-03
04_68XXXXX	JPY	1,000,000,000.00	9,229,775.25	3.50	14-Oct-03
04_69XXXXX	JPY	1,000,000,000.00	9,113,693.32	3.00	21-Oct-03
04_70XXXXX	JPY	1,600,000,000.00	14,509,181.59	4.00	23-Oct-03
04_71XXXXX	JPY	1,100,000,000.00	10,101,010.10	4.00	14-Nov-03
04_72XXXXX	JPY	1,200,000,000.00	11,109,053.88	4.00	18-Nov-03
04_73XXXXX	JPY	1,000,000,000.00	9,200,055.20	0.00	13-Nov-03
04_74XXXXX	JPY	1,200,000,000.00	11,082,379.02	3.00	17-Nov-03
04_75XXXXX	JPY	1,000,000,000.00	9,193,711.50	3.00	25-Nov-03
04_76XXXXX	JPY	1,000,000,000.00	9,170,525.93	5.00	20-Nov-03
04_77XXXXX	JPY	1,400,000,000.00	12,915,129.15	4.00	05-Dec-03
04_79XXXXX	JPY	1,200,000,000.00	11,083,402.60	0.00	08-Dec-03
04_80XXXXX	JPY	1,000,000,000.00	9,271,707.38	0.00	16-Dec-03
04_82XXXXX	JPY	1,100,000,000.00	10,226,850.13	4.25	18-Dec-03
Total for Currency	**JPY**	**27,400,000,000.00**	**250,950,565.80**		
04_81XXXXX	USD	22,000,000.00	22,000,000.00	4.07	08-Dec-03
Total for Currency	**USD**	**22,000,000.00**	**22,000,000.00**		
TOTAL NEW MARKET BORROWINGS			**296,800,607.05**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
99_16_B19X	EUR	564,000.00	646,090.20	0.00	10-Nov-03
Total for Currency	**EUR**	**564,000.00**	**646,090.20**		
01_03XXXXX	GBP	250,000,000.00	430,900,000.00	6.63	08-Dec-03
01_55XXXXX	GBP	27,000,000.00	45,017,100.00	5.35	13-Nov-03
Total for Currency	**GBP**	**277,000,000.00**	**475,917,100.00**		
01_49_B1XX	JPY	1,000,000,000.00	8,994,018.98	4.90	06-Oct-03
01_53_B1XX	JPY	2,500,000,000.00	22,926,314.82	5.00	20-Nov-03
03_88_B1XX	JPY	1,500,000,000.00	13,820,426.59	1.00	15-Oct-03
03_90_B1XX	JPY	1,000,000,000.00	9,093,802.57	1.00	22-Oct-03
Total for Currency	**JPY**	**6,000,000,000.00**	**54,834,562.97**		
01_48XXXXX	USD	22,423,632.00	22,423,632.00	5.00	02-Oct-03
99_14XXXXX	USD	1,000,000,000.00	1,000,000,000.00	5.00	25-Nov-03
99_15XXXXX	USD	17,100,000.00	17,100,000.00	4.61	18-Dec-03
Total for Currency	**USD**	**1,039,523,632.00**	**1,039,523,632.00**		
TOTAL MATURED MARKET BORROWINGS			**1,570,921,385.17**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
002989_14X	CHF	800,000.00	603,659.69	5.63	15-Oct-03
002989_18X	CHF	1,092,103.00	824,384.22	5.87	03-Nov-03
Total for Currency	**CHF**	**1,892,103.00**	**1,428,043.91**		
003118_14X	EUR	175,756.58	205,819.74	8.83	03-Nov-03
003785_01X	EUR	941,996.66	1,103,125.18	8.08	03-Nov-03
Total for Currency	**EUR**	**1,117,753.24**	**1,308,944.93**		
003512_05X	GBP	113,333.00	194,196.10	7.50	01-Dec-03
Total for Currency	**GBP**	**113,333.00**	**194,196.10**		
003118_13X	JPY	31,250,000.00	286,631.51	6.93	04-Nov-03
Total for Currency	**JPY**	**31,250,000.00**	**286,631.51**		
002989_15X	USD	500,000.00	500,000.00	9.72	15-Oct-03
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	15-Dec-03
003638_04X	USD	5,000,000.00	5,000,000.00	5.37	17-Nov-03
003638_05X	USD	1,666,666.00	1,666,666.00	5.79	17-Nov-03
004210_05X	USD	357,140.00	357,140.00	5.56	15-Dec-03
004210_07X	USD	317,000.00	317,000.00	5.72	15-Dec-03
004210_10X	USD	99,999.00	99,999.00	5.68	17-Nov-03
Total for Currency	**USD**	**10,321,757.00**	**10,321,757.00**		
TOTAL MATURED IBRD BORROWINGS			**13,539,573.44**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Sep 30, 2003

New Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
04_34XXXXX	AUD	250,000,000.00	164,237,500.00	4.64	18-Aug-03
Total for Currency	**AUD**	**250,000,000.00**	**164,237,500.00**		
04_23XXXXX	EUR	25,000,000.00	28,703,750.00	0.50	29-Jul-03
Total for Currency	**EUR**	**25,000,000.00**	**28,703,750.00**		
04_25XXXXX	GBP	30,000,000.00	48,075,000.00	2.80	24-Jul-03
Total for Currency	**GBP**	**30,000,000.00**	**48,075,000.00**		
04_43XXXXX	HKD	200,000,000.00	25,643,820.16	5.53	28-Aug-03
04_48XXXXX	HKD	150,000,000.00	19,232,618.52	5.40	29-Aug-03
Total for Currency	**HKD**	**350,000,000.00**	**44,876,438.68**		
04_12XXXXX	JPY	1,000,000,000.00	8,353,172.12	2.50	01-Jul-03
04_13XXXXX	JPY	2,400,000,000.00	20,250,601.19	2.00	10-Jul-03
04_14XXXXX	JPY	2,000,000,000.00	16,936,952.20	2.00	08-Jul-03
04_15XXXXX	JPY	1,000,000,000.00	8,353,172.12	2.50	01-Jul-03
04_16XXXXX	JPY	3,600,000,000.00	30,404,121.45	3.30	07-Jul-03
04_17XXXXX	JPY	1,100,000,000.00	9,351,753.45	3.20	14-Jul-03
04_19XXXXX	JPY	1,200,000,000.00	10,098,459.98	3.00	28-Jul-03
04_20XXXXX	JPY	1,900,000,000.00	15,827,398.06	3.00	04-Aug-03
04_21XXXXX	JPY	1,400,000,000.00	11,750,388.18	4.20	22-Jul-03
04_22XXXXX	JPY	2,000,000,000.00	16,830,766.64	4.25	28-Jul-03
04_24XXXXX	JPY	3,100,000,000.00	25,719,737.82	4.00	05-Aug-03
04_26XXXXX	JPY	2,200,000,000.00	18,401,572.50	4.00	30-Jul-03
04_27XXXXX	JPY	1,000,000,000.00	8,296,689.62	3.00	05-Aug-03
04_28XXXXX	JPY	1,700,000,000.00	14,168,437.72	3.00	08-Aug-03
04_29XXXXX	JPY	2,200,000,000.00	18,403,111.80	4.00	31-Jul-03
04_30XXXXX	JPY	1,100,000,000.00	9,266,669.47	3.50	14-Aug-03
04_31XXXXX	JPY	1,000,000,000.00	8,424,244.98	3.00	14-Aug-03
04_32XXXXX	JPY	1,000,000,000.00	8,294,969.10	3.00	07-Aug-03
04_35XXXXX	JPY	1,000,000,000.00	8,388,206.18	4.00	19-Aug-03
04_36XXXXX	JPY	1,000,000,000.00	8,544,452.51	3.50	04-Sep-03
04_37XXXXX	JPY	5,000,000,000.00	41,856,766.15	2.00	18-Aug-03
04_38XXXXX	JPY	1,400,000,000.00	11,962,233.52	4.30	04-Sep-03
04_39XXXXX	JPY	3,000,000,000.00	25,633,357.54	3.00	04-Sep-03
04_40XXXXX	JPY	1,000,000,000.00	8,544,452.51	3.00	04-Sep-03
04_41XXXXX	JPY	1,600,000,000.00	13,691,011.00	3.00	10-Sep-03

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
04_42XXXXX	JPY	1,000,000,000.00	8,559,079.04	2.60	08-Sep-03
04_44XXXXX	JPY	1,000,000,000.00	8,556,881.87	2.70	10-Sep-03
04_45XXXXX	JPY	1,700,000,000.00	14,457,626.40	4.60	17-Sep-03
04_46XXXXX	JPY	2,000,000,000.00	17,190,253.13	3.20	18-Sep-03
04_47XXXXX	JPY	1,000,000,000.00	8,595,126.56	4.50	19-Sep-03
04_49XXXXX	JPY	1,000,000,000.00	8,556,881.87	4.50	10-Sep-03
04_50XXXXX	JPY	1,500,000,000.00	13,487,389.29	3.00	25-Sep-03
04_51XXXXX	JPY	1,000,000,000.00	8,955,357.54	3.50	24-Sep-03
04_52XXXXX	JPY	1,000,000,000.00	8,595,126.56	4.70	18-Sep-03
04_53XXXXX	JPY	2,600,000,000.00	23,378,141.44	5.00	25-Sep-03
04_54XXXXX	JPY	1,700,000,000.00	15,224,107.82	4.10	24-Sep-03
04_55XXXXX	JPY	8,000,000,000.00	71,752,096.51	2.50	26-Sep-03
04_57XXXXX	JPY	1,000,000,000.00	8,940,945.06	4.73	29-Sep-03
04_58XXXXX	JPY	1,000,000,000.00	8,940,945.06	4.53	29-Sep-03
04_61XXXXX	JPY	1,700,000,000.00	15,199,606.60	4.00	29-Sep-03
Total for Currency	**JPY**	**72,100,000,000.00**	**618,142,262.57**		
04_18XXXXX	USD	86,000,000.00	86,000,000.00	1.00	15-Jul-03
04_33XXXXX	USD	150,000,000.00	150,000,000.00	1.00	20-Aug-03
Total for Currency	**USD**	**236,000,000.00**	**236,000,000.00**		
TOTAL NEW MARKET BORROWINGS			**1,140,034,951.25**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
Matured Market Borrowings					
03_68_B1XX	EUR	100,000,000.00	110,820,000.00	4.13	22-Aug-03
98_36XXXXX	EUR	51,645,689.91	59,245,353.18	0.00	08-Jul-03
98_38_B3XX	EUR	31,609,744.51	35,793,294.20	0.00	15-Jul-03
99_02YYYYY	EUR	60,000,000.00	68,901,000.00	0.00	25-Sep-03
99_16_B18X	EUR	525,000.00	595,953.75	0.00	11-Aug-03
Total for Currency	**EUR**	**243,780,434.42**	**275,355,601.13**		
01_09XXXXX	HKD	1,500,000,000.00	192,350,847.95	7.95	02-Jul-03
Total for Currency	**HKD**	**1,500,000,000.00**	**192,350,847.95**		
01_56_B1XX	JPY	3,600,000,000.00	32,187,402.21	9.00	29-Sep-03
02_17_B1XX	JPY	1,000,000,000.00	8,493,651.00	4.00	16-Jul-03
02_29_B1XX	JPY	1,000,000,000.00	8,370,302.17	7.58	20-Aug-03
03_23_B1XX	JPY	1,500,000,000.00	12,668,383.94	0.00	07-Jul-03
03_30_B1XX	JPY	1,000,000,000.00	8,444,162.97	2.50	18-Jul-03
03_63_B1XX	JPY	1,000,000,000.00	8,509,551.97	0.05	28-Aug-03
03_65_B1XX	JPY	1,000,000,000.00	8,516,799.39	3.30	27-Aug-03
03_69_B1XX	JPY	1,600,000,000.00	13,691,011.00	4.50	10-Sep-03
96_06XXXXX	JPY	10,000,000,000.00	89,915,928.61	6.13	25-Sep-03
Total for Currency	**JPY**	**21,700,000,000.00**	**190,797,193.24**		
01_19_B1XX	USD	20,408,163.30	20,408,163.30	9.62	10-Jul-03
01_29_B1XX	USD	61,224,489.90	61,224,489.90	9.01	07-Aug-03
01_41_B1XX	USD	22,000,000.00	22,000,000.00	8.70	11-Sep-03
02_03_B6XX	USD	11,000,000.00	11,000,000.00	5.61	11-Jul-03
02_19_B1XX	USD	20,000,000.00	20,000,000.00	2.32	11-Jul-03
Total for Currency	**USD**	**134,632,653.20**	**134,632,653.20**		
TOTAL MATURED MARKET BORROWINGS			**793,136,295.52**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003118_04X	EUR	856,620.17	969,993.85	9.47	15-Jul-03
003512_02X	EUR	1,757,565.84	1,990,179.68	6.89	15-Jul-03
003512_06X	EUR	236,744.33	266,597.79	6.61	15-Aug-03
Total for Currency	**EUR**	**2,850,930.35**	**3,226,771.32**		
003118_03X	JPY	136,904,780.00	1,161,440.34	5.98	15-Jul-03
Total for Currency	**JPY**	**136,904,780.00**	**1,161,440.34**		
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	02-Sep-03
004210_02X	USD	335,000.00	335,000.00	6.12	15-Jul-03
004210_04X	USD	312,500.00	312,500.00	5.58	01-Jul-03
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jul-03
Total for Currency	**USD**	**2,059,976.00**	**2,059,976.00**		
TOTAL MATURED IBRD BORROWINGS			**6,448,187.66**		